SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 001)

                            INDUSTRIAL HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   456 160 100
                                 (CUSIP Number)

                                DONALD P. CARLIN
               310 WOODBLUFF, LAFAYETTE, LA 70503, (318) 981-7490
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               SEPTEMBER 15, 1998
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

If a fee is being paid with the statement, check the following box: [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of 5% or less of such class.)(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
=============================                      ============================
CUSIP No. 456 160 100                                                   Page 1
=============================                      ============================

===============================================================================
  1         NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

            DONALD P. CARLIN
===============================================================================
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
            N/A
===============================================================================

  3         SEC USE ONLY

===============================================================================
  4         SOURCE OF FUNDS

             OO
===============================================================================
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

            N/A
===============================================================================
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.A.
===============================================================================
                      7    SOLE VOTING POWER

     Number of                  597,078
      Shares       ============================================================
   Bene-ficially      8    SHARED VOTING POWER
     Owned by
       Each                     N/A
     Reporting     ============================================================
      Person          9    SOLE DISPOSITIVE POWER
       With
                                597,078
                   ============================================================
                      10   SHARED DISPOSITIVE POWER

                             N/A
===============================================================================
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             597,078
===============================================================================
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES [ ]

            N/A
===============================================================================
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.6%
===============================================================================
  14        TYPE OF REPORTING PERSON

             IN
===============================================================================

                             REPORT ON SCHEDULE 13D
                                 AMENDMENT #001

Item 1. SECURITY AND ISSUER

      This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Industrial Holdings, Inc. (the "Company"), which has its principal executive offices at 7135 Ardmore, Houston, Texas 77054.

Item 2. IDENTITY AND BACKGROUND

      This statement is filed by Donald P. Carlin (the "Reporting Person"), whose residence is 310 Woodbluff, Lafayette, Louisiana 70503. The Reporting Person's principal business is personal investing, and the address of such principal business is 600 Jefferson Street, Suite 1401, Lafayette, LA 70501. The Reporting Person has never been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. The Reporting Person is a citizen of the United States.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares of common sock of this Report were acquired by the Reporting Person as a result of the conversion of his shares of common stock of Moores Pump and Supply, Inc., a Louisiana corporation ("Moores") into shares of Common Stock pursuant to a merger. On April 3, 1998, the Company acquired all of the outstanding common stock of Moores upon a merger of a wholly-owned subsidiary of the Company with and into Moores, with Moores being the surviving corporation (the "Merger"), and as a result Moores became a wholly-owned subsidiary of the Company.

Item 4. PURPOSE OF TRANSACTION

      The Reporting Person originally acquired 732,387 shares of Common Stock pursuant to the Merger, as described in Item 3, above. In lieu of paying cash, the Reporting Person exchanged a total of 125,309 shares of Common Stock for debt in two (2) transactions. On September 15, 1998, the lenders of two (2) different Promissory Notes agreed to exchange Common Stock in lieu of cash for payment of the debt owed by the Reporting Person. The amounts of shares exchanged were 81,553.50 and 433,755.50, respectively. In addition, the Reporting Person has sold in various transactions through the NASDAQ market 10,000 shares of Common Stock from January 15, 1999 to February 9, 1999.

Item 5. INTEREST IN SECURITIES OF THE ISSUER
(a) & (b)
                                NUMBER OF SHARES
                                 BENEFICIALLY                PERCENT
REPORTING PERSON                    OWNED                  OF CLASS (1)
----------------                    -----                  ------------
Donald P. Carlin                   597,078                     4.6%

-------------------------------------------------
(1) Based on Shares outstanding

(c) Since the Original Report on Schedule 13D filed on May 6, 1998, the Reporting Person has effected only the two transactions described in Item 4, above. The date of the transactions was September 15, 1998. The amount of shares exchanged was 125,309. The price per share utilized for these transactions was the closing price per share as quoted by the NASDAQ market on September 15, 1998. The transaction was effected through negotiations with the lenders in Lafayette, Louisiana. The shares sold through the NASDAQ market were exchanged in the normal course of trading during operating hours of the NASDAQ market at the posted prices.

(d) The Reporting Person does not beneficially own any Common Stock of the Company except as set forth above. To the best knowledge of the Reporting Person, no persons other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than five (5%) percent of the class of securities on September 15, 1998.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Pursuant to the terms of the Merger, the Reporting Person deposited 73,239 shares of Common Stock of the Company into escrow (the "Escrowed Shares") in order to settle any claims for damages that the Company may have under the merger agreement. The Escrowed Shares shall remain in escrow for one year after April 3, 1998 subject to claims for indemnification made by the Company pursuant to the terms and conditions of the merger agreement.

      Except to the extent disclosed above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, or subjects such securities to a contingency the occurrence of which would give another person voting power or investment power over such securities, except for standard default provisions contained in loan agreements.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

      Exhibit "A" - Cancellation and Release of Promissory Note and Obligations between Lenders and Reporting Person, dated September 15, 1998.

      Exhibit "B" - Cancellation and Release of Promissory Note and Obligations between Lenders and Reporting Person, dated September 15, 1998.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1999

                                            /s/ DONALD P. CARLIN
                                                Donald P. Carlin

                                INDEX TO EXHIBITS

  EXHIBIT                              DESCRIPTION
  -------                              -----------
     A Cancellation and Release of Promissory Note and Obligations between Lenders and Reporting Person, dated September 15, 1998.

     B Cancellation and Release of Promissory Note and Obligations between Lenders and Reporting Person, dated September 15, 1998.

                                 "EXHIBIT A"

                            CANCELLATION AND RELEASE
                                       OF
                        PROMISSORY NOTE AND OBLIGATIONS

On this the 15th day of September, 1998, I, ALICE L. CARLIN, hereby accept and acknowledge receipt of EIGHTY SEVEN THOUSAND FIVE HUNDRED ELEVEN (87,511) shares of IHI stock and accept and acknowledge this as full, complete and final payment of the obligation due as per the Promissory Note between Donald P. Carlin and Alan P. Bernard and Alice L. Carlin dated September 15, 1995 and full, complete and final payment of any and all obligations as to the 272 shares of Moores Pump & Supply stock transferred to Donald P. Carlin and full, complete and final payment of any and all obligations due from Moores Pump & Supply, Inc. and Industrial Holdings, Inc., their directors, officers, assigns, representatives, heirs, stockholders, controlling persons, subsidiaries, affiliates and guarantors, and Donald P. Carlin, personally, and Alan P. Bernard, personally.

I individually and on behalf of myself and each of my Related Persons (as defined below), hereby fully release, fully cancel and forever discharge the Promissory Note between Donald P. Carlin and Alan P. Bernard and Alice L. Carlin dated September 15, 1995 and fully releases and forever discharges Moores Pump & Supply, Inc., Industrial Holdings, Inc., Donald P. Carlin and Alan P. Bernard and each of their respective individual, joint or mutual, past, present and future representatives, affiliates, stockholders, controlling persons, subsidiaries, successors and assigns (individually, a "Releasee" and collectively, "Releasees") from any and all claims, demands, proceedings, causes of action, obligations, contracts, agreements, debts, liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which I or any of my respective Related Persons now has, have ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the date of this Cancellation and Release.

I hereby irrevocably agree to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby. Without in any way limiting any of the rights and remedies otherwise available to any Releasee. I shall indemnify and hold harmless each Releasee from and against all loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and reasonable attorney's fees) whether or not involving third party claims, arising directly or indirectly from or in connection with (i) the assertion by or on behalf of myself or any of my Related Persons of any claim or other matter purported to be released pursuant to this Cancellation and Release and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of myself or any of my Related Persons against such third party of any claims or other matters purported to be released pursuant to this Cancellation and Release.

As used herein, "Related Persons" shall mean:

     With respect to Alice L. Carlin:

     a) each other member of Alice L. Carlin's immediate family;

     b) any person or entity that is directly or indirectly controlled by such individual or one or more members of Alice L. Carlin's immediate family;

     c) any entity in which Alice L. Carlin or members of Alice L. Carlin's immediate family hold (individually or in the aggregate) 50% or more of the ownership interest; and

     d) any entity with respect to which Alice L. Carlin or one or more members of Alice L. Carlin's immediate family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

This Cancellation and Release may be amended, modified or supplemented only by a written instrument and signed by Alice L. Carlin and the Releasees.

This Cancellation and Release shall be governed by, construed under, enforced and interpreted in accordance with the laws of the State of Louisiana. Any dispute arising in connection with this Cancellation and Release shall be resolved by a court of competent jurisdiction in Lafayette Parish, Louisiana.

THUS ACKNOWLEDGED AND DONE, THIS 15th DAY OF SEPTEMBER, 1998.

Witnesses:
         /s/ LINDA BEGNAUD                           /s/ ALICE L. CARLIN
                                                         Alice L. Carlin
         /s/ NANETTE L. BERNARD

                                 "EXHIBIT B"

                            CANCELLATION AND RELEASE
                                       OF
                        PROMISSORY NOTE AND OBLIGATIONS

On this the 15th day of September, 1998, We, JOHN D. MOORES AND SARA ROSS MOORES (individually and collectively, "We" and "Us"), individually and jointly, hereby accept and acknowledge receipt of ONE HUNDRED SIXTY-THREE THOUSAND ONE HUNDRED SEVEN (163,107) shares of IHI stock and accept and acknowledge this as full, complete and final payment of the obligation due as per the Promissory Note between Donald P. Carlin and Alan P. Bernard and John D. Moores and Sara Ross Moores dated September 15, 1995 and full, complete and final payment of any and all obligations as to the 593 shares of Moores Pump & Supply, Inc. stock previously owned by Us and transferred to Donald P. Carlin and Alan P. Bernard and full, complete and final payment of any and all obligations due from Moores Pump & Supply, Inc. and Industrial Holdings, Inc., their directors, officers, assigns, representatives, heirs, stockholders, controlling persons, subsidiaries, affiliates and guarantors, and Donald P. Carlin, personally, and Alan P. Bernard, personally.

We, individually and jointly, and on behalf of ourselves and each of our Related Persons (as defined below), hereby fully release, fully cancel and forever discharge the Promissory Note between Donald P. Carlin and Alan P. Bernard and John D. Moores and Sara Ross Moores dated September 15, 1995 and fully releases and forever discharges Moores Pump & Supply, Inc., Industrial Holdings, Inc., Donald P. Carlin, and Alan P. Bernard and each of their respective individual, joint or mutual, past, present and future representatives, affiliates, stockholders, controlling persons, subsidiaries, successors and assigns (individually, a "Releasee" and collectively, "Releasees") from any and all claims, demands, proceedings, causes of action, obligations, contracts, agreements, debts, liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which We or any of our respective Related Persons now has, have ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the date of this Cancellation and Release.

We, individually and jointly, hereby irrevocably agree to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby.

Without in any way limiting any of the rights and remedies otherwise available to any releasee, We, individually and jointly, shall indemnify and hold harmless each Releasee from and against all loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and reasonable attorney's fee) whether or not involving third party claims, arising directly or indirectly from or in connection with (i) the assertion by or on behalf of Us, individually and jointly, or any of our Related Persons of any claim or other matter purported to be released pursuant to this Cancellation and Release and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of Us, individually or jointly, or any of our Related Persons against such third party of any claims or other matters purported to be released pursuant to this Cancellation and Release.

As used herein, "Related Persons" shall mean:

     With respect to John D. Moores and Sara Ross Moores:

     a) each other member of John D. Moores and/or Sara Ross Moores' immediate family,

     b) any person or entity that is directly or indirectly controlled by such individual or one or more members of John D. Moores and/or Sara Ross Moores' immediate family,

     c) any entity in which John D. Moores and/or Sara Ross Moores or members of John D. Moores and/or Sara Ross Moores' immediate family hold (individually or in the aggregate) 50% or more of the ownership interest; and

     d) any entity with respect to which John D. Moore and/or Sara Ross Moores or one or more members of John D. Moores and/or Sara Ross Moores' immediate family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

This Cancellation and Release may be amended, modified or supplemented only by a written instrument and signed by John D. Moores, Sara Ross Moores and the Releasees. This Cancellation and Release shall be governed by, construed under, enforced and interpreted in accordance with the laws of the State of Louisiana. Any dispute arising in connection with this Cancellation and Release shall be resolved by a court of competent jurisdiction in Lafayette Parish, Louisiana.

THUS ACKNOWLEDGED AND DONE, THIS 15th DAY OF SEPTEMBER, 1998.

Witnesses:

           /s/ CARL S. SUSSOM                     /s/ JOHN D. MOORES
                                                      John D. Moores

           /s/ VIRGINIA YOUNG WISCOVICH           /s/ SARA R. MOORES
                                                      Sara Ross Moores